P.E. 2/11/02

02016029

RECD S.E.C.
FEB 19 2002
080

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2002

BOUYGUES OFFSHORE S.A.
(Exact Name of Registrant as Specified in its Charter)

PROCESSED
FEB 25 2002
THOMSON FINANCIAL

3, rue Stephenson, 78180 Montigny-le-Bretonneux, France
(Address of Registrant's Principal Executive Office)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X   Form 40-F _

(Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes ____   No X

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): _____)

Enclosure:

A press release dated February 13, 2002, announcing the signing between Sofresid, a wholly-owned subsidiary of Bouygues Offshore and Foster Wheeler joint venture with Dolphin Energy Limited, the contract for the front-end engineering and design of the upstream facilities Dolphin project.

BOUYGUES OFFSHORE
PRESS RELEASE

Sofresid awarded FEED for the Dolphin project in Qatar

Montigny-le-Bretonneux, France - February 13, 2002 – Sofresid, a wholly-owned subsidiary of Bouygues Offshore (NYSE: BWG - PARIS: BOS.PA) and Foster Wheeler (NYSE:FWC) joint venture has signed with Dolphin Energy Limited* (DEL) the contract for the front-end engineering and design (FEED) of the upstream facilities Dolphin project.

The FEED contract is worth $10 million, of which $4 million for Bouygues Offshore, and covers:

- Two offshore production platforms.
- Two subsea pipelines from the platforms to the port of Ras Laffan in Qatar.
- An onshore gas processing facility in Ras Laffan.
- A gas compression facility in Ras Laffan.
- Two gas receiving and metering stations.
- Telecommunications and control systems.

The $3.5 billion project aims to supply natural gas from Qatar's giant offshore North Field to the emirates of Abu Dhabi and Dubai.

Sofresid will carry out the engineering for this major project at its offices in La Défense (Paris), France over a period of eight months.

Commenting on this contract, Hervé Le Bouc, Chairman of Bouygues Offshore stated: "Sofresid's recognized FEED expertise was the key to winning this important contract, which strengthens Bouygues Offshore's commitment to playing a major role in development projects in the high potential Middle East area."

* Consortium between UOG (United Arab Emirates Offset Group) and TotalFinaElf.

Foster Wheeler Ltd. is a global company offering, through its subsidiaries, a broad range of design, engineering, construction, manufacturing, project development and management, research, plant operation and environmental services. The corporation is based in Hamilton, Bermuda, and its operational headquarters are in Clinton, NJ. For more information about Foster Wheeler, visit our World-Wide Web site at www.fwc.com

From design engineering to start-up and maintenance, **Bouygues Offshore** provides its customers with turnkey projects in offshore-onshore oil and gas contracting, liquefied gases, maritime and river works and chemicals-refining/energy-industry. Driven by a strong commitment to the energy industry, an on-the-spot presence and a team of talented professionals, we deliver solutions that are safe, innovative and promote the success of our clients and our Company.Further information on the company can be found on line at www.bouygues-offshore.com.

Valérie Barlois-Leroux - Bouygues Offshore
Financial Communication - Investor Relations
tel.: 01 30 60 79 69 - fax: 01 30 60 84 48
e-mail: v.barlois@bouygues-offshore.com

Alexandra Noeuvéglise – Bouygues Offshore
Communication – Press Relations
tel.: 01 30 60 85 21 - fax: 01 30 60 84 48
e-mail: a.noeuveglise@bouygues-offshore.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BOUYGUES OFFSHORE S.A.

Dated:

By:______________________________
Name: Mireille Arvier
Title: Chief Financial Officer